Filed pursuant to Rule 433

Free Writing Prospectus dated September 14, 2010

Registration Statement No. 333-154976

LEVEL 3 COMMUNICATIONS, INC.
Pricing Term Sheet — September 14, 2010
$175,000,000 6.5% Convertible Senior Notes due 2016

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated September 13, 2010, to the accompanying Prospectus dated November 4, 2008, filed as part of Registration Statement No. 333-154976.

Issuer:	Level 3 Communications, Inc. (the “Issuer”)
Title of Securities:	6.5% Convertible Senior Notes due 2016 (the “Notes”)
Face (Principal Amount):	$175,000,000
Over-allotment Option:	$26,250,000
Gross Proceeds:	$175,000,000
Net Proceeds (before expenses):	$170,187,500
Maturity:	October 1, 2016, unless earlier converted or repurchased
Offer Price:	100%, plus accrued interest, if any, from September 20, 2010
Coupon:	6.5%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	April 1, 2011
Reference Price:	$0.95, the last reported sale price for the Issuer’s common stock on the Nasdaq Global Select Market on September 14, 2010
Conversion Premium:	Approximately 30.0% over the Reference Price
Initial Conversion Price:	Approximately $1.235 per share of common stock, subject to adjustment
Initial Conversion Rate:	809.7166 shares of common stock per $1,000 principal amount of Notes, subject to adjustment
Trade Date:	September 14, 2010
Settlement Date:	September 20, 2010
CUSIP/ISIN Numbers:	52729N BR0 / US52729NBR08
Sole Bookrunning Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lead Manager:	Citigroup Global Markets Inc.
Co-Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated Wells Fargo Securities, LLC

Redemption at the Option of the Issuer:

After October 1, 2013, the Issuer may redeem the Notes, in whole or in part, at its option at any time or from time to time at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon (if any) to, but excluding, the applicable redemption date if the closing sale price of the Issuer’s common stock has exceeded 150% of the then effective conversion price (calculated by dividing $1,000 by the then applicable conversion rate) for at least 20 trading days in any consecutive 30-day trading period ended on the trading day prior to the mailing of the notice of redemption.

Adjustment to Shares Delivered upon Conversion in Connection with a Make-Whole Premium Upon a Change in Control:

The following table sets forth the adjustments to the conversion rate, expressed as a number of additional shares to be received per $1,000 in principal amount of the Notes, in connection with a make-whole premium upon a change in control (as defined in the Preliminary Prospectus Supplement):

Stock Price on	Effective Date
Effective Date	September 20, 2010	October 1, 2011	October 1, 2012	October 1, 2013	October 1, 2014	October 1, 2015	October 1, 2016
$0.95	242.9149	242.9149	242.9149	242.9149	242.9149	242.9149	242.9149
$1.10	204.4138	189.9607	175.3535	170.1801	168.8946	151.4651	99.3743
$1.25	165.8749	148.8118	129.1106	115.7064	113.0509	95.4003	0.0000
$1.50	123.1259	104.8860	81.0359	53.7197	51.4139	40.2717	0.0000
$1.75	95.8216	78.2801	54.2374	14.5311	13.1628	9.7654	0.0000
$2.00	77.1272	60.2703	37.2919	0.0000	0.0000	0.0000	0.0000
$2.25	64.2107	48.8934	28.2658	0.0000	0.0000	0.0000	0.0000
$2.50	54.6272	40.8452	22.6452	0.0000	0.0000	0.0000	0.0000
$2.75	47.2700	34.9219	18.9416	0.0000	0.0000	0.0000	0.0000
$3.00	41.5524	30.4659	16.3827	0.0000	0.0000	0.0000	0.0000
$3.50	33.0640	24.1040	12.9784	0.0000	0.0000	0.0000	0.0000
$4.00	27.0441	19.7154	10.7101	0.0000	0.0000	0.0000	0.0000
$4.50	22.5249	16.4659	9.0346	0.0000	0.0000	0.0000	0.0000
$5.00	19.0222	13.9449	7.7225	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the actual effective date is between two effective dates in the table, the amount of the conversion rate adjustment will be determined by a straight-line interpolation between the adjustment amounts set forth for such two stock prices or such two effective dates on the table based on a 360-day year, as applicable.

•                  If the stock price is greater than $5.00 per share, subject to adjustment as of any date on which the conversion rate of the notes is otherwise adjusted, no adjustment in the applicable conversion rate will be made.

•                  If the stock price is less than $0.95 per share, subject to adjustment as of any date on which the conversion rate of the notes is otherwise adjusted, no adjustment in the applicable conversion rate will be made.

Notwithstanding the foregoing, in no event will the conversion rate exceed 1052.6315 shares of common stock per $1,000 in principal amount of Notes, which maximum amount is subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rights” in the Preliminary Prospectus Supplement.

Affiliates of other underwriters have been, and may from time to time continue to be, lenders under the Credit Agreement, and an affiliate of Wells Fargo Securities, LLC, Wells Fargo Shareowner Services, is the transfer agent and registrar for our common stock.

The Issuer has previously filed a registration statement (including a prospectus and the related preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement became effective on November 4, 2008.  Before you invest, you should read the preliminary prospectus supplement to the prospectus in that registration statement, the prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, a copy of the prospectus supplement and the prospectus relating to this offering may also be obtained by calling BofA Merrill Lynch at 866-500-5408.